SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.6 )1

Life Sciences Research, Inc.
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(Name of Issuer)

Voting Common Stock, $.01 par value
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(Title of Class of Securities)

5321691090
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(CUSIP Number)

Andrew H. Baker
Life Sciences Research, Inc.
P. O. Box 2360
Mettlers Road
East Millstone, NJ 08875
(732) 873-2550
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 3, 2009
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(Date of Event which Requires Filing of This Statement)

If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box [_].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

[1]
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.5321691090                                                      13D/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew H. Baker
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not applicable.
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	SOLE VOTING POWER 2,326,116
8		SHARED VOTING POWER 0
9		SOLE DISPOSITIVE POWER 251,639
10		SHARED DISPOSITIVE POWER 2,074,477
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,326,116
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Not applicable☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14		TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.5321691090                                                      13D/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Focused Healthcare Partners, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not applicable.
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6		CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	SOLE VOTING POWER 1,874,477
8		SHARED VOTING POWER 0
9		SOLE DISPOSITIVE POWER 0
10		SHARED DISPOSITIVE POWER 1,874,477
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,874,477
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Not applicable ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14		TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 5321691090                                           13D/A

This Amendment No. 6 to Schedule 13D amends and supplements the Schedule 13D, as amended, filed by Andrew H. Baker (“Baker”) with respect to the common stock, par value $0.01, of Life Sciences Research, Inc. (the “Company”). Except as set forth below, all previously reported Items remain unchanged.

________________________________________________________________________________ Item 4.
Purpose of Transaction.

Item 4 is hereby amended as follows:

(a)-(j) On March 3, 2009, Baker presented the Company’s Board of Directors with a non-binding proposal to acquire all of the outstanding shares of common stock of the Company for a price of $7.50 per share through an entity he expects to control.  The proposal is conditioned upon satisfactory completion of due diligence, negotiation of definitive transaction documents, receipt of the requisite financing commitments and receipt of necessary board approval.  Baker has begun exploring the feasibility of financing an acquisition but remains in the early stages of this endeavor.  Whether or not a transaction is feasible in the current environment depends upon a number of factors beyond Baker’s control and, regardless of feasibility, there can be no assurance that the proposed price will be acceptable to the Company or that any transaction will be consummated.

Baker maintains the right to engage in further discussions with the Company and other relevant parties concerning the business and the future plans of the Company generally, and with regard to strategies and potential transactions to enhance shareholder value.  Baker may, and reserves the right to, change his intentions at any time.

________________________________________________________________________________ Item 7.
Material to be Filed as Exhibits

Exhibit 1.  Letter to the Board of Directors of Life Sciences Research, Inc. dated March 3, 2009.
_____________________________________________________________________________

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 3, 2009 ________________
(Date)

Andrew H. Baker_________________
(Signature)

Andrew H. Baker_________________
(Name/Title)

Focused Healthcare Partners LLC

By:          /s/Andrew H. Baker
Name:     Andrew H. Baker
Title:       Member

Attention.  Intentional  misstatements  or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Exhibit Index

Exhibit 1. Letter to the Board of Directors of Life Sciences Research, Inc. dated March 3, 2009.

Exhibit 1

Andrew H. Baker
401 Hackensack Avenue
Hackensack, NJ 07601

March 3, 2009

Life Sciences Research, Inc.
P.O. Box 2360
East Millstone, NJ 08875
Attention: Board of Directors

Gentlemen:

I am pleased to present this non-binding proposal to acquire all of the outstanding shares of common stock, par value $.01 per share (the “Shares”), of Life Sciences Research, Inc. (the “Company”) for a price of $7.50 per Share.  I intend to effect the acquisition through an entity that I will control.

The proposed purchase price represents a 57% premium over today’s closing price of the Shares and provides an attractive opportunity for the Company’s stockholders to maximize the value of their investment in the Company at a highly uncertain and volatile time in the markets and the global economy.

I welcome the opportunity to discuss this proposal with the Board of Directors and its advisors as soon as possible.  My proposal is conditioned upon satisfactory completion of due diligence, negotiation of definitive transaction documents, receipt of the requisite financing commitments and receipt of necessary board approval.  If my proposal is of interest to the Board, I am prepared to harness the resources necessary to expeditiously negotiate and document the proposed transaction.  I have already begun exploring potential financing sources, subject to satisfactory confidentiality arrangements. While I am confident that I will be able to secure the requisite financing for this proposal, there can be no assurance of success.

This proposal does not create any binding obligation, nor will I be deemed to have any obligation whatsoever to the Company relating to a proposed acquisition of the Company by virtue of this letter or any written or oral expression made by or on my behalf by me or any of my affiliates, advisors or agents unless and until mutually satisfactory definitive documentation has been executed and delivered by the parties thereto.

I look forward to discussing this matter further.

Regards,

s/ Andrew H. Baker
Andrew H. Baker

cc: Mark Bibi, General Counsel